EXHIBIT 99.1

Equinor (OSE: EQNR, NYSE: EQNR) suspends offshore construction activities for the Empire Wind project

In accordance with a halt work order issued by the US government, Empire Offshore Wind LLC (Empire) will safely halt the offshore construction in waters of the outer continental shelf for the Empire Wind project.

On 16 April, Empire received notice from the Bureau of Ocean Energy Management (BOEM), ordering Empire to halt all activities on the outer continental shelf until BOEM has completed its review.

Empire is engaging with relevant authorities to clarify this matter and is considering its legal remedies, including appealing the order.

The federal lease for Empire Wind was signed with the US Administration in 2017. Empire Wind 1 has validly secured all necessary federal and state permits and is currently under construction. The project is being developed under contract with New York State Energy Research and Development Authority (NYSERDA) to provide an important new source of electricity for the State of New York. The construction phase has put more than 1,500 people to work in the US. Empire wind 1 has the potential to power 500,000 New York homes.

Empire is complying with the order affecting project activities for Empire Wind. Upon receipt of the order, immediate steps were taken by Empire and its contractors to initiate suspension of relevant marine activities, ensuring the safety of workers and the environment.

Empire Wind has per 31 March 2025 a gross book value of around USD 2.5 billion, including South Brooklyn Marine Terminal.

Equinor’s ownership to Empire is held through the Equinor Wind US LLC.

Total amount drawn under the project finance term loan facility per 31 March 2025 was around USD 1.5 billion. Empire is in the process of ascertaining the impact on the project and project financing. Equinor US Holdings Inc has provided guarantees for the equity commitment in the project financing. In a full stop scenario, the USD 1.5 billion will be repaid from the equity commitment to the project finance lenders and Empire Offshore Wind LLC will be exposed to termination fees towards its suppliers.

The halt work order will be disclosed as a subsequent event in the first quarter 2025 report.

Equinor is a broad energy company with more than 35 years of history in the US. Equinor has invested more than 60 billion USD in the US to date, including in oil, gas and renewables.

Contact persons:

Investor relations:
Bård Glad Pedersen, Senior vice president Investor Relations,
+47 918 01 791

Media relations:
Sissel Rinde, Vice president Media Relations,
+47 412 60 584

This information is subject to the disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act